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16012543

UNITEDSTATES
CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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.NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
416

SEC FILE NUMBER
8- 32590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProEquities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham (City) Alabama (State) 35223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Guerrera (205) 268-5553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

569 Brookwood Village, Suite 581 (Address) Birmingham (City) Alabama (State) 35209 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProEquities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

Notary Public

Commission Expires: 5/22/18

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProEquities, Inc.

Memo

Date: February 26, 2016

To: Securities and Exchange Commission
Registration Office
Mail Stop 8031
100 F. Street NE
Washington, DC 20549

From: Darren Guerrera/FINOP

RE: **ProEquities, Inc. – Broker/Dealer & Notice Filing Investment Adviser - CRD#15708 Annual Audit Requirement**

Please find attached the financial statements for ProEquities, Inc., a registered broker/dealer, for the year ending December 31, 2015.

ProEquities, Inc.

(a wholly owned subsidiary of
Protective Life Corporation)
Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5
December 31, 2015

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index to Financial Statements and Supplementary Information
December 31, 2015



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
ProEquities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of comprehensive income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of ProEquities, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Corporation, at December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information in Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 569 Brookwood Village, Suite 851, Birmingham, AL 35209
T: (205) 414 4000, F: (205) 414 4001, www.pwc.com/us

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2015

		2015
Assets		
Cash and cash equivalents	$	11,824,249
Investments, at fair value		20,942,612
Receivables from brokers and dealers		6,233,237
State income tax receivable		396,792
Fixed assets, net of accumulated depreciation of $627,204		4,691
Other assets, net of allowance for uncollectible amounts of $48,701		1,479,198
Deferred income taxes, net		7,040,169
Total assets	$	47,920,948
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	5,014,049
Securities sold but not yet purchased		801,993
Due to parent and affiliates		1,570,300
Deferred compensation obligation		16,365,692
Other accrued expenses		4,926,389
Total liabilities	$	28,678,423
Stockholder's equity		
Common stock, $1 par value; 250,000 shares authorized, 114,408 shares issued and outstanding	$	114,408
Additional paid-in capital		13,725,311
Retained earnings		5,402,806
Total stockholder's equity	$	19,242,525
Total liabilities and stockholder's equity	$	47,920,948

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Comprehensive Income
Year Ended December 31, 2015

Revenues		
Commissions	$	113,392,314
Other revenues		6,165,364
Investment income		979,284
Total revenues	$	120,536,962
Expenses		
Investment loss, net	$	1,061,362
Commissions		88,371,862
Salaries and wages		10,134,410
Technology		4,068,692
Legal, accounting and consulting		2,145,785
Clearing expense		2,038,664
Portfolio managers fee		1,582,594
Sales conference and promotions		1,480,761
Licenses, fees and assessments		946,586
Rent, related party		593,177
Corporate and divisional allocations, related party		885,860
Travel and entertainment		378,225
Postage, copies and supplies		263,869
Other operating expenses		3,209,610
Total expenses	$	117,161,457
Income before income taxes	$	3,375,505
Income tax expense (Note 5)		1,296,061
Net income	$	2,079,444
Other comprehensive income		-
Total comprehensive income	$	2,079,444

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2015	114,408	$ 114,408	$ 13,591,554	$ 9,323,362	$ 23,029,324
Windfall Benefit			133,757		133,757
Dividends				(6,000,000)	(6,000,000)
Net Income				2,079,444	2,079,444
Balance at December 31, 2015	114,408	$ 114,408	$ 13,725,311	$ 5,402,806	$ 19,242,525

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities		
Net income	$	2,079,444
Adjustments to reconcile net income to net cash provided by operating activities		
Unrealized investment loss, net		1,318,147
Deferred income tax benefit		(784,299)
Depreciation expense		60,612
Forgiveness of representative loan receivable		87,352
Change in assets and liabilities		
Investments (trading securities)		(1,197,297)
Investments (deferred compensation plan)		(1,598,709)
Receivables from brokers and dealers		2,767,856
State income tax receivable		134,531
Other assets		(107,248)
Securities sold but not yet purchased		(1,898,966)
Commissions payable		(535,943)
Deferred compensation obligation		101,458
Due to parent and affiliates		378,589
Other accrued expenses		951,052
Net cash provided by operating activities	$	1,756,579
Cash flows from investing activities		
Payments received on representative loan receivables		104,454
Issuance of representative loans receivables		(353,750)
Net cash used in investing activities	$	(249,296)
Cash flows from financing activities		
Windfall benefit		133,757
Payments of dividends		(6,000,000)
Net cash used in investing activities	$	(5,866,243)
Change in cash	$	(4,358,960)
Cash and cash equivalents		
Beginning of year	$	16,183,209
End of year	$	11,824,249
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$	1,721,221

The accompanying notes are an integral part of these financial statements.

1. General

ProEquities, Inc. (the "Company") is a full-service, marketing oriented broker-dealer incorporated under the laws of the state of Alabama. The Company is also a registered investment advisor. The Company operates across the United States and is headquartered in Birmingham, Alabama. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"). On February 1, 2015, PLC became a wholly owned subsidiary of Dai-ichi Life Insurance Company, Limited, a *kabushiki kaisha* under the laws of Japan. PLC provides operating capital to the Company, as needed, to provide supplemental funding for the operations and activities of the Company. In addition to the Company's core broker-dealer operations, the Company maintains a fixed income division that offers a wide variety of fixed income products and services to individual and institutional investors.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Accounting for Securities Transactions

The Company clears all exchange-based brokerage security transactions through Pershing, LLC ("Pershing"). Under the clearing arrangement, Pershing confirms securities trades, processes securities movements and records transactions for customers in its accounts, for which it receives a ticket charge per transaction. The Company also engages in investment security transactions with other settlement agents and with the direct product sponsor as issuer for certain investment security transactions. These trading activities may be conducted by the Company, its registered representatives/agents or through direct customer purchases with the affiliate counterparties. The Company's commission revenues and related expenses are recorded on a trade date basis. The Company has evaluated the credit worthiness of Pershing and determined the risk of material financial loss due to exposure from Pershing's credit risk to be minimal.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds which are considered highly liquid instruments. The carrying amounts reported in the statement of financial condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the fair value hierarchy of the ASC Fair Value Measurement and Disclosure Topic.

Investments

The Company has classified its investments as trading securities. Trading securities are reported at fair value, with the resulting unrealized and realized gains and losses recognized currently in earnings. Gains and losses realized on the sale of securities are computed using the specific identification method. Unrealized gains and losses and realized gains and losses are combined and included in "Investment loss, net" in the accompanying Statement of Comprehensive Income.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from 3 to 5 years. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Other Assets
Other assets are comprised primarily of prepaid expenses, loans to the Company's representatives and reimbursable expenses paid by the Company on its agents' behalf. The Company's finance receivables are primarily in the form of agent debit balances and agent notes receivable. Certain agent notes receivable contain terms which result in the Company forgiving the principal and interest payments should the agent meet certain sales targets. The Company has recorded an allowance of $48,701 against these receivables based on the specific terms at December 31, 2015. The Company records an allowance for credit losses, which is developed based upon the Company's historical experience of write-offs of the related agent debit balances. Notes receivable are reserved based upon specific indicators of an inability to pay or intent not to pay.

Contingent Liabilities
The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable a liability has been incurred and the amount of loss can be reasonably estimated. The determination of whether a loss is probable and the estimate of an associated range of loss is subject to significant judgments and assumptions based on currently available information as of the reporting date and may materially change based on facts and circumstances presented in future periods. When a loss is considered to be probable and a range of possible loss can be estimated, the Company accrues the most likely amount within that range based upon management's judgment after the consideration of facts currently known and after consultation with its legal counsel, if appropriate.

As a result of the extensive regulation of the financial services industry, the Company's operations are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Such reviews and inspections can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to censures with fines or other monetary repercussions.

See Note 11 for further discussion.

Recognition of Commission Revenue and Expense
Commission revenues and commission expenses are recorded on a trade date basis for trades executed through the Company and are based on contractual agreements or terms for applicable investment security transactions. Trail fees, 12b-1 fees, marketing allowances received from product sponsors and advisory service fees are recognized as revenue when earned and are included in "Commissions" revenue in the Statement of Comprehensive Income. Marketing allowance and advisory service fees totaling approximately $7 million were recognized as "Commissions" revenue during the year ended December 31, 2015.

Investment Income
Investment income primarily comprises interest income on money market funds, fixed maturity securities and income from securities related to the Company's deferred compensation plans.

Other Revenues
Consisting primarily of representatives' technology and affiliation fees and miscellaneous clearing revenues, other revenues are recorded as earned.

Income Taxes
The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC and its subsidiaries. The Company utilizes the asset and liability method in accordance with the Accounting Standards Codification ("ASC") Income Taxes Topic. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis (generally without a time limit), and the tax benefit is reflected in future periods when the Company generates taxable income. Income taxes recoverable (payable) are recorded in the due to/from affiliates account and are settled periodically, per the tax sharing agreement.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

Accounting Pronouncements to be Adopted

ASU No. 2014-09 – Revenue from Contracts with Customers (Topic 606). This Update provides for significant revisions to the recognition of revenue from contracts with customers across various industries. Under the new guidance, entities are required to apply a prescribed 5-step process to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Update is effective for annual and interim periods beginning after December 15, 2016. The Company is reviewing its policies and processes to ensure compliance with the requirements in the Update upon adoption.

ASU No. 2014-15 – Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This Update will require management to assess an entity's ability to continue as a going concern, and will require footnote disclosures in certain circumstances. Under the updated guidance, management should consider relevant conditions and evaluate whether it is probable that an entity will be unable to meets it obligations within one year after the issuance date of the financial statements. The Update is effective for annual periods ending December 31, 2016, and interim periods thereafter, with early adoption is permitted. The amendments in this Update will not impact the Company's financial position or results of operations. However, the new guidance will require a formal assessment of going concern by management based on criteria prescribed in the new guidance. The Company is reviewing its policies and processes to ensure compliance with the new guidance upon adoption.

3. Related Parties

The Company occupies office space under a monthly rental arrangement in the office building of an affiliate, Protective Life Insurance Company (PLICO), for which rent of approximately $0.6 million was expensed under contractual arrangements with PLC in 2015. In addition, during the year ended December 31, 2015, the Company expensed approximately $0.9 million in payments for providing various human resource services, approximately $0.2 million for providing legal services and approximately $1.7 million for providing technology support and infrastructure. The Company is billed by PLICO, which is also a wholly owned subsidiary of PLC, for these items and related amounts due are settled monthly in the normal course of the Company's operations.

The Company recorded commission revenue in 2015 from Investment Distributors, Inc., a subsidiary of PLC, of approximately $4.3 million. All employees of the Company participate in the PLC Defined Benefit Pension Plan and/or its Unfunded Excess Benefits Plan (collectively "the Plans"). The Plans are not separable by affiliates participating in the plans. The benefits are based on years of service and the employee's compensation. PLC's funding policy is to contribute amounts to the Plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act (ERISA) plus such additional amounts as PLC may determine appropriate from time to time. Contributions are intended to provide not only for benefits attributable for service to date but also for those benefits expected to be earned in the future.

The employees of the Company also are eligible to participate in PLC's qualified, defined contribution employee benefit plan under Internal Revenue Code Section 401(k). PLC provides a match for employee contributions to the 401(k) plan in cash. PLC also has adopted a supplemental matching contribution program which is a nonqualified plan that provides supplemental matching contributions in excess of limits imposed on qualified deferred contribution plans by federal law. In addition, PLC provides limited health care benefits to eligible retired employees of the Company until age 65 and provides certain medical and other benefits to active employees of the Company.

Charges related to these employee benefit plans provided by PLC were $1.1 million and have been included in "Salaries and wages" in the Company's Statement of Comprehensive Income for the year ended December 31, 2015.

4. Fixed Assets

Fixed assets consist of the following as of December 31, 2015:

System software	$	631,895
Less: Accumulated depreciation		627,204
Net fixed assets	$	4,691

Depreciation expense in the amount of $60,613 was recognized in 2015.

5. Income Taxes

The Company's effective income tax rate varied from the maximum federal income tax rate as follows for the year ended December 31, 2015:

Statutory federal income tax rate applied to pre-tax income	35.00 %
State income taxes	3.04 %
Non deductible expenses	0.77 %
Other	(0.41)%
Effective income tax rate	38.40 %

The provision for income tax expense is as follows:

Provision for income tax expense (benefit)	
Current	$ 2,080,360
Deferred	(784,299)
	$ 1,296,061

The following table shows the significant components of the net deferred income tax asset as of December 31, 2015.

Deferred income tax asset	
Deferred compensation	$ 6,463,303
Legal reserve and contingencies	574,498
Accrued vacation	58,457
Other	19,165
Total gross deferred income tax asset	$ 7,115,423
Deferred income tax liability	
Prepaid expense	$ 74,287
Software	967
Total gross deferred income tax liability	$ 75,254
Net deferred income tax asset	$ 7,040,169

The Company concluded, based on its recent history of operating income and anticipated operating income and cash flows for future periods, a valuation allowance on the gross deferred tax asset at December 31, 2015 was not required. The methodology for determining the realizability of deferred tax assets involves estimates of future taxable income from our core business operations, as well as estimated operating expenses to support that anticipated level of operations. Estimates of future taxable income generated from future operating results could change in the near term, perhaps materially, which may require the Company to provide a valuation allowance in future periods. Such allowance could be material to the Company's financial statements.

In general, the Company is no longer subject to income tax examinations by taxing authorities for tax years that began before 2012. Nevertheless, certain of these pre-2012 years have pending U.S. tax refunds for the Protective Life Corporation and subsidiaries consolidated group. Due to their size, these refunds are being reviewed by Congress' Joint Committee on Taxation. Furthermore, due to the afore-mentioned IRS adjustments to the group's pre-2012 taxable income,

the group is amending certain of its 2003 through 2011 state income tax returns. Such amendments will cause such years to remain open, pending the states' acceptances of the returns. At this time, the Company believes that the Joint Committee's review of the group's U.S. tax refunds and the states' acceptance of the group's amending returns will be completed this year. The underlying statutes of limitations are expected to close in due course on or before June 30, 2017.

For the year ended December 31, 2015, the Company recognized a windfall tax benefit of $133,757 related to the exercise of certain stock based compensation awards by members of management. The exercise of the awards resulted in an income tax benefit and an increase in additional paid in capital.

As of December 31, 2015, the Company evaluated the need for the recognition of uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense during the period in which they are identified.

Included in the "Due to parent and affiliates" on the accompanying financial statements are current income taxes payable of $0.5 million at December 31, 2015.

6. Receivables from Brokers and Dealers

The receivables from brokers and dealers represents commissions and other fees to be collected from the clearing broker, mutual fund companies, product sponsors, variable annuity and variable life companies. Additionally, this balance includes cash required to be held on deposit at Pershing of $0.1 million.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had computed net capital of $8.6 million which was $7.8 million in excess of its required minimum net capital of $0.8 million. The Company's aggregate indebtedness to net capital ratio at December 31, 2015 was 132.83%.

The Company has claimed an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as it has disclosed that all exchange-based transactions are cleared with customers on a fully disclosed basis through a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers.

8. Deferred Compensation Plans

The Company has established deferred compensation plans for the benefit of its registered representatives. Deferred compensation withheld under these plans is used to purchase investments (primarily mutual funds, equities, and life insurance policies), as directed by the participants. In addition, the Company may provide matching contributions for participants who meet certain production targets. Matching contributions of $20,838 were paid by the Company during 2015.

A trust was established to aid the Company in meeting its obligations under the plans. Investments held by the trust are consolidated and reported as investments of the Company in the accompanying Statement of Financial Condition. Investments are reported at fair value with changes reported as "Investment gain, net" in the accompanying Statement of Comprehensive Income. Life insurance policies held by the trust are reported at their cash surrender value with changes reported as "Investment gain, net" in the accompanying Statement of Comprehensive Income. The Company records a deferred compensation obligation equal to the total reported fair value of the trust assets (See Note 9). Changes in the deferred compensation obligation are recorded as commission expense in the accompanying Statement of Income. The registered representatives who are grantors of the trust, participating in the deferred compensation plans, bear the entire investment risk of the underlying investments of the deferred compensation plans.

9. Investments

The Company holds certain securities used for operational trading purposes with Pershing. The securities are classified as either marketable securities owned or securities sold but not yet purchased. The following table shows these securities at fair value as of December 31, 2015:

	Owned	Sold Not Yet Purchased
U.S. government & agency obligations	$ -	$ 792,319
Municipal obligations	4,468,625	-
Corporate obligations	-	-
Equity securities	122,551	9,674
	$ 4,591,176	$ 801,993

The Company also holds securities related to the deferred compensation plans that are classified as trading. The investments in the deferred compensation plans consist of the following securities as of December 31, 2015:

Mutual fund investments	$ 15,498,816
Life insurance policies	387,220
Equity securities	310,256
U.S. government and agency obligations	155,144
	$ 16,351,436

The Company has recorded an offsetting liability for the value of these investments held in the deferred compensation plan. As of December 31, 2015, $11,842 was accrued as a deferred compensation obligation, but has not yet been contributed to the plan.

The following table shows net unrealized losses and the net realized gains respectively, which are included in "Investment gains, net" on the Statement of Income.

	Unrealized Gain (Loss)	Realized Gain	Gain (Loss), net
Trading Securites	$ 129,534	$ 27,833	$ 157,367
Deferred Comp Plan	(1,447,681)	228,952	(1,218,729)
Investment Gain/(Loss), net	$ (1,318,147)	$ 256,785	$ (1,061,362)

Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible changes in risks in the near term could materially affect investment balances, the amounts reported in the Statement of Financial Condition and the amounts reported in the Statement of Comprehensive Income.

10. Fair Value of Financial Instruments

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the ASC Fair Value Measurements and Disclosures Topic, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- **Level 1:** Unadjusted quoted prices for identical assets or liabilities in an active market
- **Level 2**: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

  a. Quoted prices for similar assets or liabilities in active markets

  b. Quoted prices for identical or similar assets or liabilities in non-active markets

  c. Inputs other than quoted market prices that are observable

  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- **Level 3:** Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Assets				
Inventory investments				
State, municipalities, and political subdivisions	$ -	$ 4,468,625	$ -	$ 4,468,625
Equity securities	122,551	-	-	122,551
Total inventory investments	$ 122,551	$ 4,468,625	$ -	$ 4,591,176
Deferred compensation plan				
Equity securities	$ 310,256	$ -	$ -	$ 310,256
US Government and authorities	-	155,144	-	155,144
Mutual funds	15,498,816	-	-	15,498,816
Life insurance policies	-		387,220	387,220
Total deferred compensation plan	$ 15,809,072	$ 155,144	$ 387,220	$ 16,351,436
Cash and cash equivalents	$ 11,824,249	$ -	$ -	$ 11,824,249
Total assets measured at fair value on a recurring basis	$ 27,755,872	$ 4,623,769	$ 387,220	$ 32,766,861
Liabilities				
US Government and authorities	$ -	$ 792,319	$ -	$ 792,319
Equity Securities	9,674	-	-	9,674
Total liabilities measured at fair value on a recurring basis	$ 9,674	$ 792,319	$ -	$ 801,993

Determination of Fair Values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments, as listed in the above table.

Fixed Maturity Securities and Securities Sold but Not Yet Purchased

The fair value of fixed maturity securities and securities sold but not yet purchased is determined by management after considering third party pricing services as their primary source of information. Typical inputs used by this pricing method include, but are not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the ASC Fair Value Measurements and Disclosures Topic. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2 or 3. Most prices provided by third party pricing services are classified into Level 1 and 2 because they have quoted market prices, or significant inputs used in pricing the securities are market observable.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2015, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2015 prior to purchase or settlement.

Deferred Compensation Plan Investments

The Company holds investments in open-ended mutual funds, life insurance policies, equity securities, U.S. government and agency obligations, and other investments related to the deferred compensation plan. Open-ended mutual funds are classified as Level 1 as published net asset values are utilized for the individual securities. Equity securities are classified as Level 1 at the closing prices on exchanges are utilized for individual securities. U.S. government and authorities investments are classified as either Level 1 or Level 2 based on the principal market for the security. Life insurance policies held by a related party (PLICO) are carried at their cash surrender value and reported as Level 3 under the market approach. Cash surrender value represents the amount of cash that may be realized by the owner of a life insurance contract upon discontinuance and surrender of the contract prior to maturity.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2015, for which the Company has used significant unobservable inputs (Level 3):

	Beginning Balance	Realized and Unrealized	Purchases	Sales	Ending Balance
Assets					
Life insurance policies	$ 389,841	$ (2,621)	$ -	$ -	$ 387,220
Total assets measured at fair value on a recurring basis	$ 389,841	$ (2,621)	$ -	$ -	$ 387,220

Total realized and unrealized gains on Level 3 assets are reported in "Investment gain, net" within the Statement of Comprehensive Income

The Company did not transfer any Level 1, 2, or 3 investments for the year ended December 31, 2015.

Purchases and settlements represent activity that occurred during the period that results in a change of the asset but does not represent changes in fair value for the instruments held at the beginning of the period.

The following table presents the valuation method for material financial instruments included in Level 3, as well as unobservable inputs used in the valuation of those financial instruments:

	Fair Value Dec 31, 2015	Valuation Technique	Unobservable Input
Assets			
Life insurance policies held in deferred compensation plan	387,220	Cash Surrender Value	Financial Stability of Insurer

11. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. These matters have often resulted in the awarding of judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions. In addition, the Company may also be the subject of reviews of its operations by regulatory authorities and self-regulatory organizations.

The Securities and Exchange Commission (SEC) conducted reviews of the Company's broker-dealer and investment advisor operations during 2011. These reviews generally covered the periods of operations from 2006-2010 with the focus of the reviews on evaluating the Company's compliance with certain provisions of the federal securities laws. The Company was referred to the SEC's Enforcement Division in 2012. In August 2012 the Company received a subpoena and subsequently provided a substantial number of responsive documents to the SEC. In addition, the Company made refunds to customers in 2012 of approximately $1.1 million related to the 2011 reviews. During 2015 the Atlanta Regional Office of the SEC informed the Company that it had concluded its review and did not intend to recommend enforcement action against the Company.

The Company contests liability and/or the amount of damages as appropriate in each pending matter brought against it. Related to any such matters, if the Company has information available to it which indicates that it is probable that a liability has been incurred as of the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated liability by a charge to income. In many instances it may be inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any potential loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the amount of the possible loss or range of loss. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established reserves, that pending legal actions, investigations and regulatory inquiries will be resolved with no material adverse effect on the consolidated financial position of the Company. However, if during any period a potential adverse contingency should become probable or be resolved in an amount in excess of the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in loss. The Company has established a total liability for all such matters of approximately $1.5 million as of December 31, 2015, which is included in "Other accrued expenses" on the Statement of Financial Condition.

Management currently estimates the aggregate range of possible loss is from $0 to $1 million in excess of the accrued liability (if any) related to contingent matters as of December 31, 2015 where the likelihood of loss is at least reasonably possible. The Company policy for accounting for legal fees is to record such fees as the services are provided.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute exchanged-based and customer transactions which are held in brokerage accounts maintained by the clearing broker-dealer. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

12. Subsequent Events

The Company has evaluated events subsequent to December 31, 2015, and through the financial statement issuance date of February 26, 2016. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015 — Schedule I

Net Capital	
Total stockholder's equity	$ 19,242,525
Deductions and/or charges	
Nonallowable assets	
Receivables and other	(3,090,708)
Gross deferred income tax asset	(7,115,423)
Haircut on securities positions	(427,076)
Net capital	8,609,318
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	5,014,049
Due to parent and affiliates	1,570,300
Other accrued expenses	4,851,135
Total aggregate indebtedness	11,435,484
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $250,000	$ 762,366
Excess net capital (net capital, less net capital requirement)	7,846,952
Ratio: Aggregate indebtedness to net capital	132.83%

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2015 FOCUS Report.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015 — Schedule II

Exemption Under Section (k)(2)(ii) Has Been Claimed

The Company is not required to file the above schedule as it has claimed an exemption from Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(2)(ii) of the rule, as it has disclosed that all transactions are cleared with customers on a fully disclosed through a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers or the product sponsor or settlement agent with whom the customer transacts.



Report of Independent Accountants

To the Board of Directors and Management of ProEquities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of ProEquities, Inc. for the year ended December 31, 2015, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment in the amount of $60,251 dated July 29, 2015, per Fed Reference Number 001488 compared to the SIPC-6 obtained from Darren Guerrera, Chief Financial Officer, noting no differences.
    b. Payment in the amount of $61,822 dated February 22, 2015, per Fed Reference Number 002213 compared to the SIPC-7 obtained from Darren Guerrera, Chief Financial Officer, noting no differences.
2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $119,475,602 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c of $70,646,546 to supporting documentation including general ledger balances for the year ended December 31, 2015, provided by Darren Guerrera, Chief Financial Officer, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $122,073 of the Form SIPC-7, noting no differences.
    b. Recalculated the applicable supporting schedules for the deduction in line 2c including the general ledger balances for the year ended December 31, 2015, obtained from Darren Guerrera, Chief Financial Officer.


pwc

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2014 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of ProEquities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2016

ProEquities, Inc. **Confidential**
(a wholly owned subsidiary of Protective Life Corporation)
Exemption Report Under SEC Rule 17a-5

ProEquities, Inc's Exemption Report

ProEquities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2) ii.
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2015 except as described below.

For the 146 instances listed below, customer funds and securities were not promptly transmitted to the clearing broker, which carries all accounts of such customers, or the product sponsor or settlement agent with whom the customer transacts.

Nature of Exception	Number of Exceptions	Dates of Exceptions
Checks or securities were not remitted timely due to a representative error in timely remitting of the check or securities	88	January 2015 (13 exceptions) February 2015 (5 exceptions) March 2015 (14 exceptions) April 2015 (14 exceptions) May 2015 (4 exceptions) June 2015 (7 exceptions) July 2015 (8 exceptions) August 2015 (10 exceptions) September 2015 (2 exceptions) October 2015 (6 exceptions) November 2015 (2 exceptions) December 2015 (3 exceptions)
Checks were held by representatives until initial account paperwork could be processed	21	January 2015 (4 exceptions) February 2015 (3 exceptions) March 2015 (7 exceptions) May 2015 (1 exception) June 2015 (1 exception) July 2015 (1 exception) August 2015 (1 exceptions) September 2015 (1 exception) November 2015 (1 exception) December 2015 (1 exceptions)
Checks were not remitted timely due to timing of pick up by mail or overnight delivery service	1	December 2015
Checks were not remitted timely due to timing of representative vacations, holidays, and office hours held	18	January 2015 (3 exceptions) February 2015 (1 exception) March 2015 (2 exceptions) April 2015 (6 exceptions) May 2015 (1 exceptions) August 2015 (1 exception) September 2015 (1 exception) October 2015 (1 exception) December 2015 (2 exceptions)

Checks were held at the customer's request	11	January 2015 (1 exception) February 2015 (3 exceptions) March 2015 (2 exceptions) May 2015 (1 exception) July 2015 (1 exception) August 2015 (1 exception) October 2015 (2 exceptions)
Checks were held due to home office input error	7	February 2015 (3 exceptions) July 2015 (2 exceptions) October 2015 (1 exception) December 2015 (1 exception)

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: 
Darren Guerrera

Title: Chief Financial Officer
Date: February 26, 2016



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of ProEquities, Inc.

We have reviewed ProEquities, Inc.'s assertions, included in the accompanying ProEquities, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 except as described in its exemption report with respect to the following exceptions:

For the 146 instances listed below, customer funds and securities were not promptly transmitted to the clearing broker which carries all the accounts of such customers, or the product sponsor or settlement agent with whom the customer transacts.

Nature of Exception	Number of Exceptions	Dates of Exceptions
Checks or securities were not remitted timely due to a representative error in timely remittance of the check or securities.	88	January 2015 (13 exceptions) February 2015 (5 exceptions) March 2015 (14 exceptions) April 2015 (14 exceptions) May 2015 (4 exceptions) June 2015 (7 exceptions) July 2015 (8 exceptions) August 2015 (10 exceptions) September 2015 (2 exceptions) October 2015 (6 exceptions) November 2015 (2 exceptions) December 2015 (3 exceptions)
Checks were held by representatives until initial account paperwork could be processed.	21	January 2015 (4 exceptions) February 2015 (3 exceptions) March 2015 (7 exceptions) May 2015 (1 exception) June 2015 (1 exception) July 2015 (1 exception) August 2015 (1 exception) September 2015 (1 exception) November 2015 (1 exception) December 2015 (1 exception)
Checks were not remitted timely due to timing of pick up by mail or overnight delivery service.	1	December 2015

PricewaterhouseCoopers LLP, 569 Brookwood Village, Suite 851, Birmingham, AL 35209
T: (205) 414 4000, F: (205) 414 4001, www.pwc.com/us



Checks were not remitted timely due to timing of representative vacations, holidays, and office hours held	18	January 2015 (3 exceptions) February 2015 (1 exception) March 2015 (2 exceptions) April 2015 (6 exceptions) May 2015 (1 exception) August 2015 (1 exception) September 2015 (1 exception) October 2015 (1 exception) December 2015 (2 exceptions)
Checks were held at the customer's request	11	January 2015 (1 exception) February 2015 (3 exceptions) March 2015 (2 exceptions) May 2015 (1 exception) July 2015 (1 exception) August 2015 (1 exception) October 2015 (2 exceptions)
Checks were held due to home office input error	7	February 2015 (3 exceptions) July 2015 (2 exceptions) October 2015 (1 exception) December 2015 (1 exception)

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2016